Exhibit 99.89

NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

August 18, 2011	TSX: TMM

NEWS RELEASE

Timmins Gold Announces Closing of Exchange of Special Warrants for Common Shares

Vancouver, BC – Timmins Gold Corp. (TSX:TMM) (“Timmins Gold” or the “Corporation”). Further to its news release dated August 15, 2011, the Corporation is pleased to announce the exchange on August 16, 2011 of 25,205,090 special warrants (each a “Special Warrant”) that were issued by the Corporation through a private placement (the “Private Placement”) that closed on July 21, 2011 for 25,205,090 common shares (the “Common Shares”) of the Corporation that were previously issued to Pacific Road Resources Fund A, Pacific Road Resources Fund B and Pacific Road Holdings NV (together, the “Pacific Road Entities”). The Common Shares, previously held by the Pacific Road Entities and delivered into escrow until exchanged on August 16, 2011, were delivered to the holders of Special Warrants through the facilities of The Canadian Depository for Securities Limited.

The aggregate net proceeds of the Private Placement, after deducting certain expenses of the Private Placement and the agents’ fee, was paid by the Corporation to the Pacific Road Entities in consideration for the Pacific Road Entities delivering the Common Shares to purchasers of the Special Warrants upon exchange of the Special Warrants. For greater certainty, none of the proceeds of the Private Placement were payable to the Corporation.

Caution Regarding Forward-Looking Statements

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

About Timmins Gold

Focused solely in Mexico, Timmins Gold is in commercial gold production at its wholly owned San Francisco gold mine in Sonora, Mexico. The mine is a past-producing open pit heap leach operation. Timmins Gold has forecast production at a rate in excess of 100,000 ounces of gold per year at a life of mine cash cost of approximately U.S. $489 per ounce (Micon International NI 43-101F1 Technical Report dated November 30, 2010 and amended August 3, 2011).

About the Pacific Road Entities

The Pacific Road Entities are private equity funds investing in the global mining industry. They provide expansion and buyout capital for mining projects, mining related infrastructure and mining services businesses located throughout resource-rich regions of the world. The Pacific Road Entities are managed or advised by Pacific Road Capital Management Pty Ltd (“PRCM”). The PRCM team, located in Sydney, Australia, San Francisco and New York, USA, is comprised of experienced mining investment professionals that have extensive knowledge and experience in the mining and infrastructure sectors, including considerable operating, project development, transactional and investment banking experience. For further information on the Pacific Road Entities and PRCM, please go to their website at www.pacroad.com.au.

Contact:

Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com